UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

20100002

DIVISION OF
CORPORATION FINANCE

February 16, 2010

Eric T. Hoover
Senior Counsel
E. I. du Pont de Nemours and Company
Dupont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 23, 2009

Dear Mr. Hoover:

This is in response to your letter dated December 23, 2009 concerning the shareholder proposal submitted to DuPont by Clark Phippen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Clark Phippen

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 23, 2009

The proposal relates to the chairman of the board.

There appears to be some basis for your view that DuPont may exclude the proposal under rule 14a-8(h)(3). We note your representation that DuPont included the proponent's proposal in its proxy statement for its 2008 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if DuPont omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 355-1958

December 23, 2009

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2010 ANNUAL MEETING
PROPOSAL BY CLARK PHIPPEN

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Act"), to respectfully request that the Staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with DuPont's view that, for the reasons stated below, the shareholder proposal ("2010 Proposal") submitted by Clark Phippen ("Proponent") may properly be omitted from DuPont's 2010 Annual Meeting Proxy Statement ("2010 Proxy").

This request is being submitted via electronic mail in accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008). A copy of this letter is also being sent to the Proponent as notice of DuPont's intent to the Proposal from the 2010 Proxy. DuPont intends to file the 2010 Proxy with the Commission on or about March 19, 2010. Accordingly, we are submitting this letter not less than eighty (80) days before the company intends to file its definitive proxy statement.

The 2010 Proposal reads as follows:

RESOLVED, that the Board of Directors of the DuPont Company ("Company") analyze and report in an open and timely manner to the shareholders of the Company on the advisability of amending the Company by-laws to require that the Chairman of the Board of Directors shall not serve concurrently as Chief Executive Officer, and that whenever possible an independent Director shall serve of Chairman of the Board of Directors.

A copy of the 2010 Proposal is attached hereto as Exhibit A. DuPont received from the Proponent a similar proposal ("2008 Proposal") for inclusion in DuPont's 2008 Annual Meeting Proxy Statement ("2008 Proxy"). A copy of the 2008 Proposal as it appeared in the 2008 Proxy is attached hereto as Exhibit B.

The Proposal is Excludable Under Rule 14a-8(h)(3)

DuPont respectfully requests that the Staff concur with the its view that the Company may exclude the 2010 Proposal from the 2010 Proxy because the Proponent failed to appear and present the 2008 Proposal at DuPont's 2008 annual meeting of shareholders. As evidence of the foregoing, a copy of the relevant excerpt from the transcript of that meeting is attached as Exhibit C.

Rule 14a-8(h)(1) requires from each proponent of a shareholder proposal that "[e]ither you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal." Rule 14a-8(h)(3) further provides that "[i]f you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

DuPont held its 2008 annual meeting of shareholders on April 30, 2008. After Mary E. Bowler, Corporate Secretary, placed the 2008 Proposal before the meeting, Charles O. Holliday, then Chief Executive Officer and Chairman of the Board of Directors of DuPont, asked if anyone would like to introduce the proposal. Neither the Proponent nor his qualified representative appeared to present the 2008 Proposal.

Moreover, the Proponent has not provided any information that would constitute "good cause" for failing to so appear and present the proposal at the 2008 meeting. After the meeting started, DuPont received an e-mail from Mr. Phippen (a copy of which is attached hereto as Exhibit D) explaining that he would not be able to attend the meeting due to his wife's "*planned* [emphasis added] surgery with unexpected timing." The Staff has previously rejected health-related or medical issues as "good cause" for failure to appear. See *Crown Holdings, Inc.* (Jan. 9, 2008); *The Coca-Cola Company* (Dec. 27, 2007); *J.C. Penney Company, Inc.* (Feb. 13, 2004); *Exxon Mobil Corporation* (Dec. 14, 2004); and *Merck & Co., Inc.* (Dec. 14, 2004). Mr. Phippen did not arrange for a representative to appear in his absence and did not request that the Company appear on his behalf.

The Staff has consistently permitted companies to exclude shareholder proposals under Rule 14a-(h)(3) because a proponent or its qualified representative, without good cause, failed to appear to present a proposal. See, e.g, *E. I. du Pont de Nemours and Company* (January 16, 2009, *Procter & Gamble Co.*, (Jul. 24, 2008); *Comcast Corporation* (Feb. 25, 2008); *Anthracite Capital, Inc.* (Feb. 5, 2008); *Intel Corporation* (Jan. 22, 2008); *Crown Holdings, Inc.* (Jan. 9, 2008); *Eastman Kodak Company* (Dec. 31, 2007); *Exxon Mobil Corporation* (Dec. 20, 2007); *Caterpillar Inc.* (Mar. 19, 2007); *Wm.*

*Wrigley Jr. Company (*Dec. 5, 2006*); Eastman Kodak Company (*Jan. 30, 2006*); Community Health Systems, Inc. (*Jan. 25, 2006)*; The Coca-Cola Company* (Jan. 23, 2006*); Entergy Corporation* (Jan. 10, 2006*).*

For the foregoing reason, DuPont respectfully requests that the Staff concur with DuPont's opinion that it may exclude the 2010 Proposal from its 2010 Proxy under Rule 14a-8(h)(3).

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Mary Bowler, at (302) 774-5303.

Very Truly Yours,

Erik T. Hoover
Senior Counsel

ETH
Hoover, Erik/2010 PROXY STATEMENT SHAREHOLDER PROPOSAL

cc: with attachment
Clark Phippen
FISMA & OMB Memorandum M-07-16
Fax (610) 254-4188
cphippen@enertechcapital.com

EXHIBIT A

Erik

RECEIVED
OCT 19 2009
BY: ....

CLARK PHIPPEN

FISMA & OMB Memorandum M-07-16

October 14, 2009

Ms. Mary E. Bowler
Corporate Counsel and Corporate Secretary
DuPont Company
1007 Market Street
Wilmington, DE 19898

Dear Ms. Bowler:

As a DuPont retiree and shareholder, I would like to have the following included in the proxy material for the 2010 Annual Meeting:

"Shareholder Proposal Regarding Separation of the Positions of Chairman of the Board of Directors and Chief Executive Officer"

RESOLVED, that the Board of Directors of the DuPont Company ("Company") analyze an report in an open and timely manner to the shareholders of the Company on the advisability of amending the Company by-laws to require that the Chairman of the Board of Directors shall not serve concurrently as Chief Executive Officer, and that whenever possible an independent Director shall serve of Chairman of the Board of Directors.

Supporting Statement:

The Board of Directors is elected by the shareholders with its Chairman providing leadership to the Board. The Business Roundtable has noted that "the paramount duty of the board of directors is to select a Chief Executive Officer and to oversee the CEO and other senior management…". The simplest application of logic says that a CEO while serving as Chairman of the Board cannot effectively oversee himself. The division of the Chairman and CEO roles will provide one more safeguard against the corporate scandals of recent years. However, even without the threat of corporate wrongdoing a truly independent board chairman can provide productive guidance, encouragement and incentive for a CEO to excel at the job of devising and implementing effective plans for Company growth and investor satisfaction. This is a widely adopted practice in Europe and is standard practice in the venture capital sector, America's true font of job creation and wealth.

We are not aware of definitive research that clearly proves separation of the chairman and CEO positions is either better or worse. We do know that The Conference Board recommended that corporations give careful it consideration. DuPont should do so.

We can be pleased that DuPont has not suffered from corporate scandals. No one can be pleased, however, that the Company has been drifting and withering for an extended period. Over the past 5 years DuPont's stock price has declined about 40% while the Dow Jones Industrial Index is about at the same level that it was in October 2004. We shareholders hear much about the Company's Agriculture business sector – now about 26% of the company's total sales - and can easily believe that this is an area of great promise. Monsanto, the major competitor in this sector, is capturing this promise seeing its stock price steadily increase four-fold over the past 5 years. The market sees something about Monsanto that it does not see in DuPont. In fact, across the board today's generation hardly remembers the preeminent position DuPont once held in many areas of science.

The issue is leadership. Having an independent Chairman could inspire the CEO to get the job done or lead the effort to find one that can. This organizational change by itself could inspire the current and future management teams and board members to fully recognize what their roles are, and that the investors represented by the board and an independent chairman are their top responsibility.

This proposal simply asks that the Board of Directors formally review the issue of separation of the offices of Chairman and Chief Executive Officer and report findings openly and publicly back to the shareholders. This proposal does not conflict with the objectives of the Sarbanes-Oxley Act, or with the New York Stock Exchange and NASDAQ listing requirements, and does not conflict with the existing DuPont Company Bylaws.

One would hope that the Board could recognize that DuPont has seriously underperformed for many years and give this proposal serious consideration.

Respectfully submitted,

Clark Phippen

FISMA & OMB Memorandum M-07-16

cphippen@enertechcapital.com

DuPont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Tel. (302) 774-5303; Fax (302) 774-4031
E-mail: Mary.E.Bowler@usa.dupont.com

October 29, 2009

Mr. Clark Phippen

FISMA & OMB Memorandum M-07-16

Dear Mr. Phippen:

This is to confirm that DuPont has received your letter dated October 14, 2009, in which you request that the Company include in the proxy materials for the 2010 Annual Meeting a proposal related to separation of the roles of Chairman and Chief Executive Officer.

SEC Rules 14a-8(b) and (f), copies of which are enclosed, require proponents of shareholder proposals to provide documentary support for beneficial ownership of the Company's common stock. Please forward to me a brokerage statement or other documentation reflecting your ownership of DuPont stock, as required by the enclosed rules.

We will advise you in due course of management's position on your proposal.

Very truly yours,

Mary E. Bowler
Corporate Secretary and
Corporate Counsel

cc: Erik Hoover

enclosure

Rule 14a-8. Shareholder Proposals.

This rule addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this rule in a question-and-answer format so that it is easier to understand. The references to **"you"** are [directed] to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this rule refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this rule?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below (Rule 14a-8(j)).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

EXHIBIT B

CLARK PHIPPEN

FISMA & OMB Memorandum M-07-16

October 22, 2007

Corporate Secretary
DuPont Company
1007 Market Street
Wilmington, DE 19898

Dear Sir:

As a DuPont retiree, shareholder, and options holder, I would like to propose the following for consideration at the 2008 DuPont Annual Meeting:

"Shareholder Proposal Regarding Separation of the Positions of Chairman of the Board and Chief Executive Officer"

RESOLVED, that the Board of Directors of the DuPont Company ("Company") analyze and report in an open and timely manner to the shareholders of the Company on the advisability of amending the Company by-laws to require that the Chairman of the Board of Directors shall not serve concurrently as Chief Executive Officer, and that whenever possible an independent Director shall serve as Chairman of the Board of Directors.

Supporting Statement:

The Board of Directors is elected by the shareholders with its Chairman providing leadership to the Board. The Business Roundtable has noted that "the paramount duty of the board of directors is to select a Chief Executive Officer and to oversee the CEO and other senior management...". The simplest application of logic says that a CEO while serving as Chairman of the Board cannot effectively oversee himself. The division of the Chairman and CEO roles will provide one more safeguard against the corporate scandals of recent years. However, even without the threat of corporate wrongdoing a truly independent board chairman can provide productive guidance, encouragement and incentive for a CEO to excel at the job of devising and implementing effective plans for Company growth and investor satisfaction. This is a widely adopted practice in Europe and is standard practice in the venture capital sector, America's true font of job creation and wealth.

We are not aware of definitive research that proves separation of the chairman and CEO positions is either better or worse. We do know that The Conference Board recommended that corporations give careful it consideration. DuPont should do so.

We can be pleased that DuPont has not suffered from corporate scandals. No one can be pleased, however, that over the past 10 years the Company has effectively drifted, and even withered. The stock price has declined about 33% while many other companies in the chemicals, materials and related industries have made significant progress (Dow up 37%, 3M up 100% and even the Dow Jones average up 52%). Today's generation hardly remembers the preeminent position DuPont once held in the worlds of science and investment.

The issue is leadership. Having an independent Chairman could inspire the CEO to get the job done. The change by itself could inspire the current and future management teams and board members to fully recognize what their roles are, and that the investors represented by the board and an independent chairman are their top responsibility.

This proposal simply asks that the Board of Directors formally review the issue of separation of the offices of Chairman and Chief Executive Officer and report findings back to the shareholders. This proposal does not conflict with the objectives of the Sarbanes-Oxley Act, with the New York Stock Exchange and NASDAQ listing requirements, and does not conflict with the existing DuPont Company Bylaws.

One would hope that the Board could recognize that DuPont has seriously underperformed for 10 years and give this proposal serious consideration.

Respectfully submitted,

Clark Phippen

FISMA & OMB Memorandum M-07-16

cphippen@enertechcapital.com

EXHIBIT C

employees, both former and current, know otherwise. No executive would ever be treated the way employees are treated in a sale or a closure situation. Just ask the employees at the Louisville site who have seen their plant close just in the last few months.

I ask you to support our proposal and bring back a sense of fairness to the communities where these plants are located and to the employees who work at these plants. Thank you very much.

MR. HOLLIDAY: Thank you for your comments.

Other comments on this proposal?

Mary.

MS. BOWLER: Proposal No. 4 is submitted by Mr. Clark Phippen and requests that the board report to shareholders on amending the company's bylaws to require separation of the roles of chairman and chief executive officer. The proposal begins on page 50 of the proxy statement. The resolution included in the proposal is before the meeting.

MR. HOLLIDAY: Mr. Phippen, would you

care to comment on the proposal? Anyone like to speak opposite this proposal?

MS. BOWLER: Proposal No. 5 is submitted by the Free Enterprise Action Fund and requests that the Board prepare a global warming report. The proposal begins on page 52 of the proxy statement. The resolution included in the proposal is before the meeting.

MR. HOLLIDAY: Someone like to introduce this proposal? Are there any comments or questions from others about -- microphone No. 1.

MR. BAKER: Mr. Chairman, my name is Joe Baker. I am the custodian for DuPont stock for my seven grandchildren, and I'd like to speak in opposition to Proposal 5.

I spent seven years supervising a National Guard meteorology crew, and in the March edition of "Mensa" magazine, there were a series of articles concerning global warming and the politics surrounding it. There's plenty of political input.

If you analyze Al Gore's book, you'll find it long on political reasoning, very short

EXHIBIT D

"Phippen, Clark"
<CPhippen@enertechcapital.com>

04/30/2008 10:33 AM

To Mary E Bowler/AE/DuPont@DuPont

cc

bcc

Subject Annual Meeting

Mary:

My wife had planned surgery with unexpected timing this morning – preventing me from attending the Annual Meeting. I am still deeply interested in seeing DuPont adopt a plan that could lead to separating the Chairman and CEO positions and will continue to pursue this issue. I note with interest that the Rockefeller family is pursuing the same with Exxon Mobil at that company's May 28 Annual Meeting.

Many thanks for your cooperation,

Clark

Clark Phippen
EnerTech Capital
610-977-7609 Office
FISMA & OMB Memorandum M-07-16
610-254-4188 Office Fax
484-582-1089 Direct Fax